

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 21, 2011

Via E-mail
Mr. William C. Heslop
Chief Financial Officer
Southcoast Financial Corporation
530 Johnnie Dodds Boulevard
Mt. Pleasant, South Carolina 29464

> **Re:** **Southcoast Financial Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2010**
> **Filed March 10, 2011**
> **Form 10-Q for the Quarterly Period Ended March 31, 2011**
> **Filed May 13, 2011**
> **File No. 000-25933**

Dear Mr. Heslop:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. Where we have specifically requested a draft of your proposed disclosures in future filings, please ensure that it clearly identifies new, revised or deleted disclosures, as appropriate. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2010

Exhibit 13

Management's Discussion and Analysis

Financial Condition

Allowance for Loan Losses

Detail of Allowance for Loan Losses Allocation, page 17

1. Please expand the disclosure in future filings to present the allocation of the Allowance for Loan Losses for each reported period (i.e., five years) pursuant to Item IV B of Guide III.

Financial Statements

Notes to the Consolidated Financial Statements

Note 6 – Loans, page F-13

2. Please expand the notes to the consolidated financial statements in future filings to provide the following:

   - disclose the factors that influenced management's judgment including historical losses and existing economic conditions to estimate the allowance for loan losses and provide a discussion of risk characteristics by portfolio segment pursuant to ASC 310-10-50-11B (a)(1) & (2);

   - disclose your policy for charging off uncollectible financing receivables by portfolio segment pursuant to ASC 310-10-50-11B (b); and

   - disclose your policy for recognizing interest income on impaired loans, including how cash receipts are recorded by class of financing receivable pursuant to ASC 310-10-50-15 (b).

Form 10-Q for the Quarterly Period Ended March 31, 2011

Item 1. Financial Statements

Notes to Condensed Consolidated Financial Statements

Note 5 – Investment Securities, page 8

3. We note your disclosure in the second paragraph on page 9 as it relates to your two individual pooled trust preferred securities and their continued unrealized loss position. Please address the following:

   - provide us with your OTTI analysis (including third-party reports, if applicable) for the periods ended March 31, 2011 and December 31, 2010 and provide a robust narrative discussion (for each security) supporting your conclusion that additional impairment was not necessary; and
   - provide us with, and revise your future filings, a tabular presentation listing each security to include the book value, fair value, unrealized losses, the number of underlying banks in the issuance, the number of deferrals and defaults (alternatively the actual deferrals and defaults as a percentage of the original collateral), the

expected deferrals and defaults as a percentage of the remaining collateral, and any excess subordination as a percentage of the remaining performing collateral. Additionally, disclose how you calculate excess subordination and discuss what the excess subordination percentage signifies, including relating it to other column descriptions, to allow an investor to understand why this information is relevant and meaningful.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Chris Harley at (202) 551-3695 or me at (202) 551-3872 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Hugh West

Hugh West
Accounting Branch Chief